UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report: October 18, 2016

(Date of earliest event reported)

ST. JUDE MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Commission File Number:  1-12441

Minnesota	41-1276891
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One St. Jude Medical Drive, St. Paul, Minnesota 55117

(Address of principal executive offices, including zip code)

(651) 756-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On October 18, 2016, St. Jude Medical, Inc. (the “Company”) and Abbott Laboratories (“Abbott,” and together with the Company, the “Sellers”) issued a joint press release announcing that the Sellers reached an agreement in principle to sell certain products to Tokyo-based Terumo Corporation (“Terumo”). The Sellers’ purpose in making this divestiture is to obtain certain regulatory approvals in the U.S. and certain foreign jurisdictions that are conditions precedent to completion of the mergers contemplated by the Agreement and Plan of Merger, dated as of April 27, 2016, by and among the Company, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC (the “Mergers”). The products that the Sellers propose to sell to Terumo include the Company’s Angio-SealTM and FemoSealTM vascular closure products and Abbott’s Vado® Steerable Sheath product (the “Divestiture”). The Divestiture is conditioned upon completion of the Mergers and is expected to close promptly following completion of the Mergers. The Company and Abbott expect the Mergers to be completed prior to year-end 2016. An agreement with respect to the Divestiture is still undergoing regulatory approval and has not yet been finalized.

The joint press release with respect to the Divestiture is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of the Company and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the potential Divestiture to Terumo; antitrust clearance in the U.S. and foreign jurisdictions with respect to the Mergers; the timing for the closing of the Mergers; any statements of expectation or belief; and any statements of assumptions underlying the foregoing. Risks, uncertainties and assumptions include the possibility that the U.S. and applicable foreign antitrust authorities do not approve the proposed Divestiture to Terumo; that the Sellers do not enter into an agreement with respect to the Divestiture with Terumo; that the expected benefits from the Mergers may not materialize as expected; that the Mergers may not be timely completed, if at all; and other risks that are described in the Company’s reports filed with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended January 2, 2016, Quarterly Report on Form 10-Q for the quarter ended April 2, 2016, Quarterly Report on Form 10-Q for the quarter ended July 2, 2016, and in the Company’s Definitive Proxy Statement on Schedule 14A for the Annual Meeting (the “Definitive Proxy Statement”) filed with the SEC on September 26, 2016, which are incorporated herein by reference. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by applicable law.

Additional Information

In connection with the Mergers, the Company and Abbott have filed documents with the SEC, including the filing by Abbott of a registration statement on Form S-4 on September 20, 2016, which includes a document that serves as a prospectus of Abbott, and the filing by the Company of its Definitive Proxy Statement on September 26, 2016, which has been mailed to Company shareholders. Before making any voting or investment decision, investors are urged to read the Definitive Proxy Statement because it contains important information about the proposed transactions. You may obtain copies of all documents filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the Company’s website at http://www.sjm.com under the heading “Investors” and then navigating to the subheading titled “Reports & Filings—SEC Filings.” These documents may also be obtained free of charge from the Company by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Mergers. You can find information about the Company’s directors and executive officers in its Definitive Proxy Statement filed with the SEC on September 26, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are also contained in the Definitive Proxy Statement. You can obtain free copies of this and other SEC documents from the Company by using the contact information above.

Item 9.01.       Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit
99.1	Joint Press Release, dated October 18, 2016, issued by St. Jude Medical, Inc. and Abbott Laboratories

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 18, 2016	ST. JUDE MEDICAL, INC.

	By:	/s/ Jason Zellers
Jason Zellers
Vice President, General Counsel
and Corporate Secretary

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Press Release, dated October 18, 2016, issued by St. Jude Medical, Inc. and Abbott Laboratories